Independent Auditors' Report


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the JNL/S&P Conservative Growth Series, JNL/S&P Moderate Growth Series, JNL/S&P Aggressive Growth Series, JNL/S&P Conservative Growth Series I, JNL/S&P Moderate Growth Series I, JNL/S&P Aggressive Growth Series I, JNL/S&P Very Aggressive Growth Series I, JNL/S&P Equity Growth Series I, JNL/S&P Equity Aggressive Growth Series I, JNL/S&P Conservative Growth Series II, JNL/S&P Moderate Growth Series II, JNL/S&P Aggressive Growth Series II, JNL/S&P Very Aggressive Growth Series II, JNL/S&P Equity Growth Series II, JNL/S&P Equity Aggressive Growth Series II, series within JNL Series Trust (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2001 and during the period from September 30, 2001 (the date of our last examination) through November 30, 2001. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2001 and for the period from September 30, 2001 through November 30, 2001, with respect to securities transactions:


o Reconciliation of all such securities to the books and records of the Funds and the transfer agent;

o Test of selected security transactions since the date of our last report; and

o Examination of underlying documentation of all securities purchased but not received, with the transfer agent.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 and for the period from September 30, 2001 through November 30, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




/s/ KPMG

Minneapolis, Minnesota
January 31, 2002

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



     We, as members of management of JNL/S&P Conservative Growth Series, JNL/S&P Moderate Growth Series, JNL/S&P Aggressive Growth Series, JNL/S&P Conservative Growth Series I, JNL/S&P Moderate Growth Series I, JNL/S&P Aggressive Growth Series I, JNL/S&P Very Aggressive Growth Series I, JNL/S&P Equity Growth Series I, JNL/S&P Equity Aggressive Growth Series I, JNL/S&P Conservative Growth Series II, JNL/S&P Moderate Growth Series II, JNL/S&P Aggressive Growth Series II, JNL/S&P Very Aggressive Growth Series II, JNL/S&P Equity Growth Series II, JNL/S&P Equity Aggressive Growth Series II, series within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2001 and from September 30, 2001 through November 30, 2001.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 and from September 30, 2001 through November 30, 2001, with respect to securities reflected in the investment accounts of the Funds.



     JNL Series Trust

By:___/s/ Mark Nerud__________________
       Mark Nerud, Vice President